Filed by Templeton Global Governments
                                                                    Income Trust
                                       Pursuant to Rule 425 under the Securities
                                        Act of 1933 and deemed filed pursuant to
                                       Rule 14a-12 under the Securities Exchange
                                                                     Act of 1934


                                   Subject Company: Templeton Global Governments
                                                                    Income Trust
                                                  Commission File No. 811-05677





FOR IMMEDIATE RELEASE:

For more information, please contact Franklin Templeton Fund Investments at 1-800-342-5236. Members of the media should contact Franklin Templeton Corporate Communications at 650-312-3395.

               TEMPLETON GLOBAL GOVERNMENTS INCOME TRUST (TGG) AND
                    TEMPLETON GLOBAL INCOME FUND, INC. (GIM)
                        ANNOUNCE PROPOSED REORGANIZATION


Ft. Lauderdale, Florida, January 4, 2002. The Boards of Directors/Trustees of TEMPLETON GLOBAL GOVERNMENTS INCOME TRUST ("GLOBAL GOVERNMENTS INCOME TRUST") (NYSE: TGG) and TEMPLETON GLOBAL INCOME FUND, INC. ("GLOBAL INCOME FUND") (NYSE:
GIM) today approved a proposal providing for the reorganization of Global Governments Income Trust into Global Income Fund. The proposed reorganization involves Global Income Fund's acquisition of substantially all of the assets of Global Governments Income Trust in exchange for shares of Global Income Fund and the distribution of shares of Global Income Fund to holders of shares of beneficial interest of Global Governments Income Trust as a part of the liquidation and dissolution of Global Governments Income Trust. This transaction, which is expected to be tax-free, is subject to the approval of Global Governments Income Trust's shareholders, and if approved, shares will be exchanged based on the respective net asset values of Global Governments Income Trust and Global Income Fund. To help preserve the tax-free status of the proposed reorganization, Global Governments Income Trust's Board of Trustees has discontinued its open-market share repurchase program, effective immediately.

Global Governments Income Trust currently intends to hold a Special Meeting of Shareholders as soon as practicable, at which time Global Governments Income Trust's Board of Trustees plans to submit the proposed reorganization to Global Governments Income Trust's shareholders. The meeting currently is expected to take place by the summer of 2002, subject to obtaining necessary regulatory and other approvals. Any solicitation of proxies by Global Governments Income Trust in connection with its Shareholders' Meeting will be made only pursuant to separate prospectus/proxy materials filed under federal securities laws, and there can be no assurances that the Global Governments Income Trust's shareholders will vote in favor of the proposed reorganization.

Global Governments Income Trust is designed for investors seeking a high level of current income consistent with preservation of capital. Under normal market conditions, Global Governments Income Trust invests primarily in a portfolio of debt securities issued or guaranteed by governments, government agencies, supranational entities, political subdivisions and other government entities of various nations throughout the world, including emerging markets. Global Governments Income Trust currently has total assets of approximately $143 million. Global Income Fund is designed for investors seeking high current income, with a secondary objective of capital appreciation, but only when consistent with its principal objective. Under normal market conditions, Global Income Fund invests primarily in a portfolio of debt securities of U.S. and foreign issuers, including emerging markets. Global Income Fund currently has total assets of approximately $776 million.

Franklin Advisers Inc., the investment adviser for both Global Governments Income Trust and Global Income Fund, is a wholly owned subsidiary of Franklin Resources, Inc. (NYSE: BEN), a global investment organization operating as Franklin Templeton Investments. Franklin Templeton Investments provides global and domestic investment management services through its Franklin, Templeton, Mutual Series and Fiduciary Trust subsidiaries. The San Mateo, CA-based company has over 50 years of investment experience and over $261 billion in assets under management as of November 30, 2001. For more information, please call 1-800-DIAL BEN(R).

                               -------------------

In connection with the proposed reorganization transaction, Global Governments Income Trust and Global Income Fund intend to file relevant materials with the U.S. Securities and Exchange Commission ("SEC"), including a proxy statement by Global Governments Income Trust, and a registration statement on Form N-14 by Global Income Fund that contains a prospectus. Because those documents contain important information, shareholders of Global Governments Income Trust and Global Income Fund are urged to read them, if and when they become available. When filed with the SEC, they will be available for free at the SEC's website, www.sec.gov. Shareholders can also obtain copies of these documents and other transaction-related documents, when available, for free by calling Global Governments Income Trust at 1-800-342-5236 or by calling Global Income Fund at 1-800-342-5236.

Global Governments Income Trust, its directors and executive officers and certain other persons, may be deemed to be participants in Global Governments Income Trust's solicitation of proxies from its shareholders in connection with the proposed transaction. Information about the directors is set forth in the proxy statement for Global Governments Income Trust's 2001 annual meeting of shareholders. Participants in Global Governments Income Trust's solicitation may also be deemed to include the following executive officers or other persons whose interests in Global Governments Income Trust may not be described in the proxy statement for Global Governments Income Trust's 2001 annual meeting:
Gregory E. McGowan (President); Charles B. Johnson (Vice President); Rupert H. Johnson, Jr. (Vice President); Harmon E. Burns (Vice President); Charles E.
Johnson (Vice President); Martin L. Flanagan (Vice President); Jeffrey A. Everett (Vice President); John R. Kay (Vice President); Murray L. Simpson (Vice President and Asst. Secretary); David P. Goss (Vice President and Asst. Secretary); Barbara J. Green (Vice President and Secretary); Bruce S. Rosenberg (Treasurer); Holly Gibson Brady (Director of Corporate Communications - Franklin Resources, Inc.).

As of the date of this communication, none of the foregoing participants individually beneficially owns in excess of 1% of Global Governments Income Trust's shares of beneficial interest. Except as disclosed above, to the knowledge of Global Governments Income Trust, none of its respective directors or executive officers has any interest, direct or indirect, by security holdings or otherwise, in Global Governments Income Trust.

Shareholders may obtain additional information regarding the interests of the participants by reading the proxy statement of Global Governments Income Trust.

This communication shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.